UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$125,000,000 Floating Rate Global Notes due 20 February 2028 (to be consolidated and form a single series with the Bank’s U.S.$750,000,000 Floating Rate Global Notes due 20 February 2028 issued on 20 February 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 8 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 March 2024, the Bank’s U.S.$125,000,000 Floating Rate Global Notes due 20 February 2028 issued on 19 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 21 March 2024, the Bank’s U.S.$150,000,000 Floating Rate Global Notes due 20 February 2028 issued on 27 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 April 2024, the Bank’s U.S.$45,000,000 Floating Rate Global Notes due 20 February 2028 issued on 18 April 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 25 April 2024, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 1 May 2024, the Bank’s U.S.$200,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 May 2024, the Bank’s U.S.$25,000,000 Floating Rate Global Notes due 20 February 2028 issued on 4 June 2024, the Bank’s U.S. $50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 June 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 June 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 10 September 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 23 October 2024, the Bank’s U.S.$35,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 October 2024, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 January 2025, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 10 February 2025, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 February 2025, the Bank’s U.S.$80,000,000 Floating Rate Global Notes due 20 February 2028 issued on 18 February 2025, the Bank’s U.S.$300,000,000 Floating Rate Global Notes due 20 February 2028 issued on 20 February 2025, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 28 February 2025, the Bank’s U.S.$235,000,000 Floating Rate Global Notes due 20 February 2028 issued on 5 March 2025, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 8 April 2025 and the Bank’s U.S.$55,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 April 2025)

by the European Bank for Reconstruction and Development pursuant to its
EUR 60,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 23 May 2025

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar (“U.S.$”) 125,000,000 Floating Rate Global Notes due 20 February 2028 (the “Notes”) (to be consolidated and form a single series with the Bank’s U.S.$750,000,000 Floating Rate Global Notes due 20 February 2028 issued on 20 February 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 8 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 March 2024, the Bank’s U.S.$125,000,000 Floating Rate Global Notes due 20 February 2028 issued on 19 March 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 21 March 2024, the Bank’s U.S.$150,000,000 Floating Rate Global Notes due 20 February 2028 issued on 27 March 2024, the Bank’’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 April 2024, the Bank’s U.S.$45,000,000 Floating Rate Global Notes due 20 February 2028 issued on 18 April 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 25 April 2024, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 1 May 2024, the Bank’s U.S.$200,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 May 2024, the Bank’s U.S.$25,000,000 Floating Rate Global Notes due 20 February 2028 issued on 4 June 2024, the Bank’s U.S. $50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 June 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 June 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 10 September 2024, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 23 October 2024, the Bank’s U.S.$35,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 October 2024, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 30 January 2025, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 10 February 2025, the Bank’s U.S.$50,000,000 Floating Rate Global Notes due 20 February 2028 issued on 14 February 2025, the Bank’s U.S.$80,000,000 Floating Rate Global Notes due 20 February 2028 issued on 18 February 2025, the Bank’s U.S.$300,000,000 Floating Rate Global Notes due 20 February 2028 issued on 20 February 2025, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 28 February 2025, the Bank’s U.S.$235,000,000 Floating Rate Global Notes due 20 February 2028 issued on 5 March 2025, the Bank’s U.S.$100,000,000 Floating Rate Global Notes due 20 February 2028 issued on 8 April 2025 and the Bank’s U.S.$55,000,000 Floating Rate Global Notes due 20 February 2028 issued on 11 April 2025) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 60,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019, the Supplementary Offering Circular dated 13 June 2024 and a Pricing Supplement dated 23 May 2025 (together, the “Offering Circular”).

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A., London Branch (the “Agent”) will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser’s Confirmation dated 23 May 2025 (the “Purchaser’s Confirmation”) provided by CIBC World Markets Corp. (“CIBC”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), CIBC has agreed to purchase the Notes. The obligations of CIBC are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.186%	0.026%	100.160%

Total	U.S.$125,232,500(1)	U.S.$32,500	U.S.$125,200,000(1)

(1)   Plus 8 days’ accrued interest on the principal amount of the Notes from and including 20 May 2025 to but excluding 28 May 2025, in the amount of U.S.$128,750, such that the aggregate net proceeds to the Bank will be U.S.$125,328,750.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

CIBC has agreed to pay the fees and expenses of its own legal advisers; the fees and expenses of the Agent and any paying agents, and the fees and expenses of any calculation agents; the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing; all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.  Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
(ii)	The Purchaser’s Confirmation dated 23 May 2025.

(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*

(ii)	The Supplementary Offering Circular dated 22 July 2019.**

(iii)	The Supplementary Offering Circular dated 13 June 2024.***

(iv)	The Pricing Supplement dated 23 May 2025.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

***Previously filed with the Securities and Exchange Commission on 1 July 2024.

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